Media Release

ZURICH
FINANCIAL SERVICES

Zurich appoints David Demmon to Chief Financial Officer of its Global Life Insurance business

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, October 29, 2004 – Zurich Financial Services Group (Zurich) announced the appointment of David Demmon (46) to Chief Financial Officer (CFO) of its Global Life Insurance business effective November 1, 2004. In this newly created position, David Demmon reports to Paul van de Geijn, Chief Executive Officer of Zurich's Global Life Insurance business.

Paul van de Geijn said: "We are implementing the organizational structure announced in April. I am delighted to count on the vast experience David brings from the Farmers organization. I expect him to apply strict financial discipline and to maintain the momentum to strengthen our business results. He will also support a number of initiatives including capital and solvency management."

David Demmon joined the Farmers organization in 1980 in the Portland Office. He held various positions before being promoted to Assistant Vice President of Accounting and Treasurer of Farmers New World Life in 1992. In February 2002, he was appointed to his current position at Farmers as Vice President - Finance.

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Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:

Zurich Financial Services, Media and Public Relations

8022 Zurich, Switzerland

Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41

http://www.zurich.com

SWX Swiss Exchange/virt-x: ZURN

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group sells Turegum

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, October 29, 2004 – Zurich Financial Services Group (Zurich) has today sold Turegum Insurance Company (Turegum) to Harper Holding Sarl, a subsidiary of Castlewood Holdings Limited. The transaction was closed effective as of July 1, 2004.

Under the terms of the agreement Zurich has provided Turegum with a defined level of protection against future adverse loss developments in the Turegum book of business. Turegum's main business was reinsurance conducted out of the London branch. From 1962 to 1992 it had been an active underwriter in the London market. In 1992 the branch ceased to write new business and it was subsequently placed in run-off. The transaction allows Zurich to reduce asbestos and environmental net reserves.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN